EXHIBIT 99.1

Golar LNG Partners LP Second Quarter 2015 Cash Distribution

HAMILTON, Bermuda, July 27, 2015 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (NASDAQ:GMLP) announced today that its board of directors has declared a quarterly cash distribution with respect to the quarter ended June 30, 2015 of $0.5775 per unit.

This cash distribution will be paid on August 14, 2015 to all unitholders of record as of the close of business on August 7, 2015.

Golar LNG Partners LP
Hamilton, Bermuda
July 27, 2015

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Stuart Buchanan
         Stuart.Buchanan@golar.com
         +442070637911

         Roger Swan
         roger.swan@golar.com
         +44 207 063 7913